                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                   FORM 11-K
                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31,1996
--------------------------------------------------------------------------------
          For the twelve-month period ended December 31, 1996.
          Commission file number: 1-4188

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED
                ASSOCIATES

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Rubbermaid Incorporated
                1147 Akron Road
                Wooster, Ohio 44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           RUBBERMAID RETIREMENT PLAN FOR
                                           COLLECTIVELY-BARGAINED ASSOCIATES

Dated: June 23, 1997


                                           /s/ William R. Connor
                                           ----------------------------------
                                           William R. Connor

[KPMG PEAT MARWICK LLP LETTERHEAD]


                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------




The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 13, 1997, relating to the statements of assets available for benefits of Rubbermaid Retirement Plan for Collectively-Bargained Associates as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of Rubbermaid Incorporated.

KPMG Peat Marwick LLP

/s/ KPMG Peat Marwick LLP

Cleveland, Ohio
June 19, 1997

KPMG
The Global Leader


          RUBBERMAID RETIREMENT PLAN FOR
          COLLECTIVELY-BARGAINED ASSOCIATES

          Financial Statements

          December 31, 1996 and 1995

          (With Independent Auditors' Report Thereon)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                                Table of Contents
                                -----------------

Independent Auditors' Report

Statements of Assets Available for Benefits, with Fund Information
    December 31, 1996 and 1995

Statement of Changes in Assets Available for Benefits, with Fund Information
    Year ended December 31, 1996

Notes to Financial Statements

[KPMG PEAT MARWICK LLP LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




Plan Administrator of
Rubbermaid Retirement Plan for
   Collectively-Bargained Associates:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (Plan) as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP



Cleveland, Ohio
June 13, 1997

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1996

                                                                           Participant-Directed
                                             ---------------------------------------------------------------------
                                               Equity      Fixed       Stable
                                               Index       Income       Value         Stock       Loan                   Combined
                                                Fund        Fund         Fund          Fund       Fund        Other        Funds
                                                ----        ----         ----          ----       ----        -----        -----
Assets
   Investments, at fair value
     Plan interest in investments of the
       Rubbermaid Master Trust              $31,823,616   3,863,162   100,210,250   1,728,946   1,823,586           -   139,449,560
   Receivables
     Employer contribution                            -           -             -           -           -   3,521,764     3,521,764
                                             ----------   ---------   -----------   ---------   ---------   ---------   -----------
            Assets available for benefits   $31,823,616   3,863,162   100,210,250   1,728,946   1,823,586   3,521,764   142,971,324
                                             ==========   =========   ===========   =========   =========   =========   ===========

See accompanying notes to financial statements.

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1995

                                                                         Participant-Directed
                                             -----------------------------------------------------------------------
                                               Equity       Fixed      Stable
                                               Index        Income      Value        Stock         Loan                   Combined
                                                Fund         Fund       Fund         Fund          Fund        Other        Funds
                                                ----         ----       ----         ----          ----        -----        -----
Assets
   Investments, at fair value
     Plan interest in investments of the
       Rubbermaid Master Trust              $ 22,810,860  3,196,955  108,277,520  2,441,107     1,961,091           -   138,687,533
   Receivables
     Employer contribution                             -          -            -          -             -   3,595,975     3,595,975
                                              ----------  ---------  -----------  ---------     ---------   ---------   -----------
           Assets available for benefits    $ 22,810,860  3,196,955  108,277,520  2,441,107     1,961,091   3,595,975   142,283,508
                                              ==========  =========  ===========  =========     =========   =========   ===========

See accompanying notes to financial statements.

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1996

                                                                                             Participant-Directed
                                                         ---------------------------------------------------------------
                                                              Equity         Fixed            Stable
                                                              Index          Income           Value           Stock
                                                               Fund            Fund            Fund            Fund
                                                               ----            ----            ----            ----
Additions to assets attributed to
   Net appreciation (depreciation) in fair
     value of investments                                $    5,783,923      (177,687)         (426,736)     (192,173)
   Dividends                                                          -       294,626         7,063,778        46,963
   Interest                                                       6,694         3,480            12,442           681
   Loan repayments                                              244,874        22,290           959,373           171
                                                             ----------     ---------       -----------     ---------
                                                              6,035,491       142,709         7,608,857      (144,358)
   Employer contribution                                        790,861       276,252         2,511,208        22,595
                                                             ----------     ---------       -----------     ---------
              Total additions                                 6,826,352       418,961        10,120,065      (121,763)
                                                             ----------     ---------       -----------     ---------
Deductions from assets attributed to
   Benefits paid to participants                              1,866,174       212,572        12,353,778       153,696
   Loan disbursements                                           335,508        41,176           524,854        22,673
   Miscellaneous                                                 57,097        21,841           132,298         2,907
                                                             ----------     ---------       -----------     ---------
              Total deductions                                2,258,779       275,589        13,010,930       179,276
                                                             ----------     ---------       -----------     ---------
              Net increase (decrease)
                prior to transfers                            4,567,573       143,372        (2,890,865)     (301,039)
Net transfers (to) from Rubbermaid
   Retirement Plan                                             (141,639)       (6,844)         (493,006)       21,980
Interfund transfers                                           4,586,822       529,679        (4,683,399)     (433,102)
                                                             ----------     ---------       -----------     ---------
              Net increase (decrease)                         9,012,756       666,207        (8,067,270)     (712,161)
Assets available for benefits
   Beginning of year                                         22,810,860     3,196,955       108,277,520     2,441,107
                                                             ----------     ---------       -----------     ---------
   End of year                                           $   31,823,616     3,863,162       100,210,250     1,728,946
                                                             ==========     =========       ===========     =========


                                                         -------------------------

                                                             Loan                         Combined
                                                             Fund          Other            Funds
                                                             ----          -----            -----
Additions to assets attributed to
   Net appreciation (depreciation) in fair
     value of investments                                     -             -              4,987,327
   Dividends                                                 160,502        -              7,565,869
   Interest                                                   -             -                 23,297
   Loan repayments                                        (1,226,708)       -                -
                                                           ---------     ---------       -----------
                                                          (1,066,206)       -             12,576,493
   Employer contribution                                      -            (74,211)        3,526,705
                                                           ---------     ---------       -----------
              Total additions                             (1,066,206)      (74,211)       16,103,198
                                                           ---------     ---------       -----------
Deductions from assets attributed to
   Benefits paid to participants                              -             -             14,586,220
   Loan disbursements                                       (924,211)       -                -
   Miscellaneous                                             (25,112)       -                189,031
                                                           ---------     ---------       -----------
              Total deductions                              (949,323)       -             14,775,251
                                                           ---------     ---------       -----------
              Net increase (decrease)
                prior to transfers                          (116,883)      (74,211)        1,327,947
Net transfers (to) from Rubbermaid
   Retirement Plan                                           (20,622)       -               (640,131)
Interfund transfers                                            -            -                -
                                                           ---------     ---------       -----------
              Net increase (decrease)                       (137,505)      (74,211)          687,816
Assets available for benefits
   Beginning of year                                       1,961,091     3,595,975       142,283,508
                                                           ---------     ---------       -----------
   End of year                                             1,823,586     3,521,764       142,971,324
                                                           =========     =========       ===========





See accompanying notes to financial statements.

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                       ----------------------------------

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

                           December 31, 1996 and 1995

(1)    Description of the Plan
       -----------------------

       As of March 31, 1995, Rubbermaid Incorporated (Company) spun off the assets of the Rubbermaid Retirement Plan attributable to collectively-bargained associates into a new separate plan, the Rubbermaid Retirement Plan for Collectively-Bargained Associates (Plan). This Plan covers collectively-bargained associates primarily located at the Wooster, Ohio facility and participates in the Rubbermaid Master Trust as set forth in the Master Trust agreement. The assets were transferred into the Plan for the respective associates at their fair market value at that date.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)    General
              -------

              The Plan is a defined contribution profit sharing plan with a 401(k) feature. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. Participation in the Plan is restricted to collectively-bargained associates primarily located at the Wooster, Ohio facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Employer Contributions
              ----------------------

              Annually, the Company contributes to the Plan the lesser of 25 percent of the Company's profits as defined in the Plan or 15 percent of the aggregate eligible compensation of the participants for the Plan year. Participants may receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amount into their Plan account through the 401(k) feature. Additional pretax contributions by participants to the Plan are not permitted. Such contribution is then allocated to eligible participants based on units credited during the Plan year (one unit is credited for each full $100 of compensation, one additional unit is credited for each $100 of compensation in excess of the Social Security taxable wage base, and one unit is credited for each full year of service). A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

       (c)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with the contribution, if any, and an allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants' nonvested accounts.


                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements


       (d)    Vesting
              -------

              Participants are vested 100 percent in the portion of their accounts attributable to 401(k) contributions plus earnings. Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes fully vested after completing seven years of vesting service. Upon death, disability, or attainment of age 65, participants become fully vested.

       (e)    Investments
              -----------

              All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the four investment funds held by the Plan. Currently, the investment funds are: (a) Equity Index Fund, comprised primarily of common stocks or securities convertible into common stocks; (b) Fixed Income Fund, comprised primarily of government debt securities and investment grade corporate debt securities, the income or return from which is fixed; (c) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; and (d) Stock Fund, comprised primarily of the common stock of Rubbermaid Incorporated.

              For investment purposes only, investments of the Plan are commingled with a portion of the investments of the Rubbermaid Retirement Plan. Collectively, such funds comprise the Rubbermaid Master Trust (Master Trust), a bank-administered master trust fund, with National City Bank as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

              At December 31, 1995, both the Plan and the Rubbermaid Retirement Plan participated in all funds within the Master Trust. At December 31, 1996, all of the Plan's investments continue to be included in the Master Trust, while the Rubbermaid Retirement Plan only has an interest remaining in the Stable Value Fund of the Master Trust.

       (f)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon the earlier of termination of employment or attainment of age 65, either in a lump-sum cash payment equal to the value of his or her vested account, or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount to be paid shall not exceed the participant's vested interest.

       (g)    Participant Loans
              -----------------

              Loans of up to 50 percent of the vested portion of the participant's individual account may be obtained for qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements



(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade date basis.

       (c)    Guaranteed Principal and Interest Contracts
              -------------------------------------------

              The Master Trust has guaranteed principal and interest contracts with Primco Capital Management (Primco), as discussed in note 5. These investments are part of the Stable Value Fund at December 31, 1996 and 1995. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

       (d)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.

       (e)    Administrative Expenses
              -----------------------

              All normal costs and expenses, except trustee fees, of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (f)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements


(4)    Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)    Master Trust Financial Information
       ----------------------------------

       As described in note 1(e), all of the Plan's investments are contained in a Master Trust along with a portion of the investments of the Rubbermaid Retirement Plan. The Master Trust fund assets at December 31, 1996 and 1995, are as follows:

                                                                1996                           1995
                                                   ---------------------------      --------------------------
                                                                      Plan's                          Plan's
                                                                    Percentage                      Percentage
                                                        Market       Interest           Market       Interest
                                                         Value       (Rounded)           Value      (Rounded)
                                                         -----       ---------           -----      ---------

       Equity Index Fund                          $    31,823,616      100%            60,464,608      38%
       Fixed Income Fund                                3,863,162      100             12,731,294      25
       Stable Value Fund                              305,726,826       33            307,187,275      35
       Stock Fund                                       1,728,946      100              6,976,272      35
       Loan Fund                                        1,823,586      100              9,186,003      21
                                                      -----------                     -----------

       Total investments held by
         the Master Trust fund                    $   344,966,136       40%           396,545,452      35%
                                                      ===========                     ===========

       The Master Trust has investment contracts with Primco with respect to the Stable Value Fund. National City Bank maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1996 and 1995, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan for Collectively-Bargained Associates was $52,740,788 and $60,161,303, respectively, and the corresponding contract value was $52,571,322 and $58,967,982, respectively. Both the average yield and the crediting interest rate were 6.52 percent as of December 31, 1996 and were 7.00 percent as of December 31, 1995.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

       A summary of Master Trust investment activity is as follows:

                                        Equity       Fixed          Stable
                                        Index        Income          Value          Stock        Loan
                                         Fund          Fund          Fund           Fund         Fund          Totals
                                         ----          ----          ----           ----         ----          ------
       Balance at
         December 31, 1995         $  60,464,608    12,731,294    307,187,275    6,976,272     9,186,003    396,545,452

       Employer contributions          2,152,332       728,503      6,543,273       50,680         -          9,474,788
       Participant contributions       1,560,590       489,600      3,854,925      109,071         -          6,014,186
       Net appreciation (depre-
         ciation) in fair value       12,657,478      (535,846)    (1,374,702)    (423,943)        -         10,322,987
       Dividends                            -          863,694     20,622,671      113,117       160,502     21,759,984
       Interest                           43,407        19,310         44,534        9,787       621,095        738,133
       Loan repayments                   665,517       155,117      3,853,543       10,800    (5,697,687)    (1,012,710)
       Benefit payments               (5,892,473)   (1,241,883)   (29,558,604)    (647,053)      804,857    (36,535,156)
       Loan disbursements             (1,019,990)     (308,299)    (2,933,604)     (82,747)    4,344,640          -
       Interfund                      11,822,225    (8,951,829)    (1,973,564)    (876,210)      (20,622)         -
       Transfers                     (50,442,896)         -              -      (3,509,156)   (7,600,314)   (61,552,366)
       Other                            (187,182)      (86,499)      (538,921)      (1,672)       25,112       (789,162)
                                    ------------ ------------- -------------- ------------   ----------- --------------

       Balance at
         December 31, 1996         $  31,823,616     3,863,162    305,726,826    1,728,946     1,823,586    344,966,136
                                      ==========   ===========    ===========    =========     =========    ===========